Form 1
Page 1
Execution Page

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

Date filed (MM/DD/YY): 11/25/2014

OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT


14035096

1. State the name of the applicant: BOX Options Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Arch Street, Suite 610, Boston, MA 02110
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   617-235-2235 (Telephone) 617-235-2253 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Lisa J. Fall (Name) President (Title) 617-235-2235 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Alanna Barton
   101 Arch Street, Suite 610
   Boston, MA 02110
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 08/06/2010 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: DLLCA Sec. 18-201

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 11/25/2014 (MM/DD/YY) BOX Options Exchange LLC (Name of applicant)

By: [signature] (Signature) Lisa J. Fall, President (Printed Name and Title)

Subscribed and sworn before me this 25 day of November (Month), 2014 (Year) by Jonathan E. Ring (Notary Public)

My Commission expires May 11, 2018 County of Essex State of MA

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.


JONATHAN EDWARD RING
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
May 11, 2018


BOX
OPTIONS EXCHANGE

BOX OPTIONS EXCHANGE LLC

AMENDMENT No. 12
to
FORM 1 APPLICATION
and
EXHIBITS

The Form 1 application is hereby amended as set forth in this Amendment No. 12. The Form 1 application is not being modified in any respect other than to the extent set forth below.



BOX®
OPTIONS EXCHANGE

Amendment to:

Exhibit C

Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.


BOX
OPTIONS EXCHANGE

Exhibit C is hereby amended as set forth below. The Exhibit C is not being modified in any respect other than to the extent set forth below.

Amendment to Prior Response:

BOX Holdings Group LLC

9. Directors of BOX Holdings Group LLC
    - Peter J. Layton (Chairman), Chief Executive Officer, Tallgrass Group, LLC
    - Tom Kloet, Chief Executive Officer, TMX Group Inc.
    - Alain Miquelon, President and Chief Executive Officer, Montreal Exchange Inc.
    - Brenda Hoffman, Senior Vice President, Group Head of Information Technology, TMX Group Inc.
    - Milan Galik, Senior Vice President, Interactive Brokers Group, LLC
    - David M. Battan, Vice President and General Counsel, Interactive Brokers Group, LLC
    - William Easley (Vice Chairman), Managing Director, Aragon Solutions, Ltd.
    - Ryan Gould, Managing Director, Citigroup Inc.
    - James Masserio, Managing Director, Credit Suisse Group
    - Kenneth MacHarg, Managing Director, JP Morgan
    - Chae Yi, Executive Director, UBS Securities LLC
    - Chip Dempsey, Executive Director, Morgan Stanley & Co. Inc.
    - John C. Nagel, Director and Associate General Counsel, Citadel Investment Group

Committees:

Audit Committee:
- Tom Kloet
- David Battan
- Ryan Gould

Compensation Committee:
- Alain Miquelon
- Peter Layton
- Milan Galik

Executive Committee:
- Peter Layton
- David Battan
- William Easley
- Thomas Kloet


BOX®
OPTIONS EXCHANGE

- Tony McCormick
- Alain Miquelon

BOX Market LLC

9. Directors of BOX Holdings Group LLC
   - Peter J. Layton (Chairman), Chief Executive Officer, Tallgrass Group, LLC
   - Tom Kloet, Chief Executive Officer, TMX Group Inc.
   - Alain Miquelon, President and Chief Executive Officer, Montreal Exchange Inc.
   - Brenda Hoffman, Senior Vice President, Group Head of Information Technology, TMX Group Inc.
   - Milan Galik, Senior Vice President, Interactive Brokers Group, LLC
   - David M. Battan, Vice President and General Counsel, Interactive Brokers Group, LLC
   - William Easley (Vice Chairman), Managing Director, Aragon Solutions, Ltd.
   - Ryan Gould, Managing Director, Citigroup Inc.
   - James Masserio, Managing Director, Credit Suisse Group
   - Kenneth MacHarg, Managing Director, JP Morgan
   - Chae Yi, Executive Director, UBS Securities LLC
   - Chip Dempsey, Executive Director, Morgan Stanley & Co. Inc.
   - John C. Nagel, Director and Associate General Counsel, Citadel Investment Group

Committees:

Audit Committee:
- Tom Kloet
- David Battan
- Ryan Gould

Compensation Committee:
- Alain Miquelon
- Peter Layton
- Milan Galik

Executive Committee:
- Peter Layton
- David Battan
- William Easley
- Thomas Kloet
- Tony McCormick
- Alain Miquelon

FedEx Express®

Box Options

Extremely U...

From: (617) 235-2235
Lisa Fall
BOX Options Exchange
101 Arch Street
Suite 610
BOSTON, MA 02110

Origin ID: LWMA



FedEx
Express



E

J142214092303uv

Ship Date: 25NOV1...
ActWgt: 0.2 LB
CAD: 2505919/INE...

Delivery Address...

BILL SENDER

SHIP TO: (202) 551-5777
Christopher Grobbel
US SEC, Div. of Trading & Markets
100 F Street N.E.

WASHINGTON, DC 20549

Ref #
Invoice #
PO #
Dept #



U.S. SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

To: Grobbel, Christoph
Department: HQ/TM
Phone: 202.551.5491
Route: HQ-7a
Mail Stop: 7010
Building: SP1
Package Type:
Sender Name:



1001899963760002054900771989678634
11/26/2014 11:18:17 AM

RT 725 4 10:30 8634 11.26
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TRK# 0201 7719 8967 8634

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